December 20, 2010

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C.  20549

Re:          Atlantic American Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 26, 2010
Definitive Proxy filed April 1, 2010
File No. 000-03722

Dear Mr. Riedler:

On behalf of Atlantic American Corporation (“we” or the “Company”), we appreciate the letter dated December 8, 2010 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) (the “Comment Letter”) concerning the above-referenced annual report on Form 10-K (the “2009 Form 10-K”) and the definitive proxy (the “2010 Proxy”).  Please find below responses to the comments issued by the Staff in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 65

1.	We note that Dr. Whaley entered into a consulting agreement with the company in 2009. Please file a copy of the consulting agreement as an exhibit to your next annual report on Form 10-K.

RESPONSE:

As disclosed in the 2010 Proxy, Dr. Whaley, a director of the Company, provided certain medical consulting and advisory services to the Company’s subsidiaries in 2009.  Also as disclosed, the annual fee paid to Dr. Whaley for such services in 2009 was $17,500.  Although the Company uses the descriptive term “consulting agreement” to describe the relationship between the Company and Dr. Whaley relating to such services, it is an informal arrangement and no formal contract or agreement with, or other written description of services provided or to be provided by Dr. Whaley pertaining to such services, exists.  The Company undertakes to provide, in accordance with Item 601(b)(10)(iii)(A) of Regulation S-K, a written description of such arrangements in its annual report on Form 10-K for the year ending December 31, 2010.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 20, 2010

Definitive Proxy filed April 1, 2010

Election of Directors, page 3

2.
Please provide proposed disclosure for your 2011 proxy statement to include for each director and nominee his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as the director of the company.  See Item 401(e) of Regulation S-K.

RESPONSE:

Item 401(e) of Regulation S-K requires, among other things, certain disclosures with respect to each director and nominee relating to his or her experiences, publications, attributes or skills that led to the determination that such person should serve as a director at the time that the disclosure is made (emphasis added).  The Company provided this disclosure as part of the biographical information in the Company’s 2010 Proxy with respect to each individual who was then a member of the Company’s Board of Directors and then-nominated for election to the Board at the 2010 Annual Meeting.  Such disclosure was an integral part of the overall biographical information with respect to each director-nominee contained immediately following the table under the heading “1.  Election of Directors.”

At the current time, the Board of Directors of the Company has not met for purposes of formally slating recommendations to the shareholders for election to the Board of Directors to be voted upon at the Company’s 2011 annual shareholders’ meeting.  Notwithstanding the foregoing, and in order to be responsive to the Commission’s comment, the Company is providing the Commission the following proposed biographical disclosure with respect to individuals who currently serve as members of the Company’s Board of Directors, and whom the Company believes may be recommended to the Company’s shareholders for election to serve as members of the Company’s Board of Directors at the Company’s next annual meeting of shareholders, subject to the Board of Directors’ rights to recommend other or additional individuals for election and changes in circumstances which result in any individual having different or additional experiences, qualifications, attributes or skills at the time of disclosure.  The disclosure specifically responsive to Item 401(e) has been noted in italics.

Mr. Robinson has served as a Director since 1974, served as Chairman of the Board from 1974 until February 2009 and served as President and Chief Executive Officer of the Company from September 1988 to May 1995.  In such capacities, Mr. Robinson has extensive current and historical knowledge with respect to the Company, its subsidiaries and their operations.  Further, he has lengthy relationships with not only many of the Company’s employees but also a number of the Company’s independent agents.  Effective February 24, 2009, Mr. Robinson resigned from his position as Chairman of the Board and assumed the role of Chairman Emeritus.  Mr. Robinson is also a director of Gray Television, Inc.  Mr. Robinson has been involved in various business ventures across a number of industries during his career, which provides valuable perspective to key decision making in today’s complex business environment.  He remains involved in a number of civic activities which provide a critical and well developed link to the business community.  He is the named benefactor of the J. Mack Robinson School of Business of Georgia State University, which we believe also serves as a valuable marketing tool for the Company.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 20, 2010

Mr. Howell has been President and Chief Executive Officer of the Company since May 1995 and prior thereto served as Executive Vice President of the Company from October 1992 to May 1995.  During his tenure with the Company, Mr. Howell has also served in varying capacities within the subsidiary companies.  He is actively engaged in key decision making of each of the significant operating subsidiaries and has longstanding relationships with not only the Company’s employees but a significant number of the subsidiary companies’ significant independent agents.   He has been a Director of the Company since October 1992 and, effective February 24, 2009, assumed the title of Chairman of the Board of Directors.  Due to the relative size of the Company and the scope of its operations, the Board of Directors has concluded that Mr. Howell, due to his high level involvement can serve effectively in the dual role of Chairman of the Board and President and Chief Executive Officer.  Mr. Howell is the son-in-law of Mr. Robinson and Mrs. Robinson. He is also a director of Gray Television, Inc. and was previously a director of Triple Crown Media, Inc. until December 2009.  In addition to being very familiar with our company, Mr. Howell is also a licensed attorney, which experience in that discipline adds a legal perspective to the decisions facing not only our Company but the Board of Directors.  Mr. Howell has also been actively involved in various segments of the insurance industry throughout his career, resulting in significant depth and breadth of industry knowledge which is beneficial to the Board of Directors.

Mr. Elson is the former Ambassador of the United States of America to the Kingdom of Denmark, serving from 1993 through 1998.  He has been a Director of the Company since October 1998, and previously served as a Director from 1986 to 1993.  Prior to serving as Ambassador, Mr. Elson was a business entrepreneur with activities focused primarily in the retail sales business.  Mr. Elson’s perspective as a business entrepreneur provides the Board of Directors with unique perspective with respect to the opportunities, challenges and risk which may exist in a small business environment, similar to that in which the Company operates.

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 20, 2010

Mr. Hudgins has been an independent consultant since September 1997 and was a Principal in Percival, Hudgins & Company, LLC, an investment bank, from April 1992 to September 1997. He became a Director in 1986, when he also assumed the role of Chief Executive Officer of the Company.  Prior to 1986 Mr. Hudgins was a certified public accountant spending a significant portion of his career with Arthur Andersen LLP, an independent accounting firm, and serving for a period of time as the Atlanta office managing partner.  The combination of Mr. Hudgins’ accounting knowledge and his historical perspective on the Company provides valuable insight and perspective to the Board of Directors.  Further, Mr. Hudgins remains actively involved in various civic organizations in the Atlanta community providing additional links to the business community.

Mrs. Robinson, the wife of J. Mack Robinson, has been a Director of the Company since 1989. She is also a director of Gray Television, Inc.  Mrs. Robinson has been actively involved, to varying degrees, with the various business ventures of her husband, including serving on the boards of directors of Delta Life Insurance Company and Delta Fire & Casualty Insurance Company since 1967.  She has a broad understanding of the insurance business and provides a diverse perspective to the Board of Directors’ deliberations.  Mrs. Robinson is recognized as an influential business woman in the community and remains involved in numerous charitable and philanthropic activities which serve to increase exposure for the Company.

Mr. Thompson has been the President and Chief Executive Officer of American Southern Insurance Company, a subsidiary of the Company, since 2004; prior thereto he had been the President and Chief Financial Officer of that company since 1984. He has been a Director of the Company since February 1996.  Mr. Thompson is a CPA and has been employed by American Southern for substantially his entire career.  His insights with respect to American Southern’s business model, its historical operations and the perspective on its niche products provide valuable insight to the Board of Directors.

Dr. Whaley, an oncologist, has been a physician in private practice for more than the past five years. He has been a Director of the Company since July 1992.  Dr. Whaley is a practicing physician and serves as a medical advisor for Bankers Fidelity Life Insurance Company, a subsidiary of the Company.  His perspective on medical care, advances in medicine and the relationships between patients and their insurance companies provide thoughtful input with respect to deliberations as it relates to the Company’s accident and health business.

Mr. Wyant is a retired partner of the law firm of Jones Day, which serves as counsel to the Company. He was a Partner with that firm from 1989 through 1994, and Of Counsel from 1995 through 1997. He remains actively involved in various civic organizations.  Mr. Wyant’s background, as counsel representing the Company and more broadly as an attorney, provides valuable perspective to the Board of Directors in evaluating business opportunities’ and related risk to the Company.  He has been a Director of the Company since 1985.

* * * * *

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
December 20, 2010

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (404) 266-5501 in connection with any questions or comments relating to this response letter or other filings by the Company.  Thank you for your attention to this matter.

Sincerely,

/s/ John G. Sample, Jr.

John G. Sample, Jr.
Senior Vice President and
Chief Financial Officer

cc:           Hilton H. Howell, Jr., CEO, Atlantic American Corporation
Audit Committee, Atlantic American Corporation
BDO USA, LLP